Exhibit 99.1
Hudson Reports Second Quarter 2020 Results

Reopened Over 200 Stores To-Date in Phased Approach

Reduction in Force Implemented to Help Offset Impact of Reduced Traveler Volumes

East Rutherford, NJ – August 3, 2020 – Hudson (NYSE: HUD), a North American travel experience leader with more than 1,000 stores in airports, commuter hubs, landmarks and tourist destinations, announced today its results for the second quarter ended June 30, 2020.

COVID-19-related concerns, event cancellations and business and government-imposed restrictions led to a reduction in passenger travel beginning at the end of the first quarter of 2020 and continuing into the second quarter at an accelerated pace, which has resulted in significantly reduced customer traffic and spending across Hudson’s retail stores in North America.

In order to preserve liquidity, the Company implemented a number of cost savings actions beginning in March, including temporarily closing over 700 stores and furloughing a majority of its workforce, implementing salary and other expense reductions, and pursuing negotiations with landlords to abate or defer rents. Additionally, to ensure the health and safety of its team members and customers, Hudson’s internal Emergency Response Team provided frontline team members with personal protective equipment (“PPE”) required during shifts, implemented temperature check protocol before shifts, developed enhanced store cleaning protocols, expanded ‘Tap to Pay’ capabilities, installed Plexiglas shields, and implemented standardized social distancing decals and guidelines.

Beginning in mid-May, as stay-at-home restrictions were lifted in certain areas, airlines added additional flights, and passenger travel started to gradually increase in airports and commuter hubs, Hudson slowly began reopening stores and bringing back a number of furloughed team members. Working in close partnership with airports and other landlords to best serve the needs of both travelers and airport/commuter hub workers, the Company has reopened over 200 stores as of July 31, 2020, bringing the Company’s total open store count to approximately 450. However, passenger volumes are still significantly below prior year levels, the closure of the U.S./Canada border has been extended, and recent increases in COVID-19 cases across various parts of the U.S. have led to new travel restrictions and quarantines, all resulting in reduced traffic and significant variability in day to day traveler volume. While U.S. passenger levels have increased sequentially in the months of May and June, volumes were still down approximately 75% from prior year levels in the last few weeks of July.

The current state of the overall North American and global travel industry and uncertainty around future developments relating to COVID-19, including a possible “second wave” of infections, has led to the Company’s decision to implement a reduction in workforce. This involves permanent lay-offs of nearly 40% of the Company’s team members consisting of both corporate and field staff across the organization, effective as of July 31, 2020. Alongside the reduction in force, the furlough period for several hundred of our team members was extended, with the expectation that some or all of these individuals will be called back as business recovers. Team members were notified on a one-on-one basis, and the Company is also working closely with its union partners to effect these changes. Hudson believes the workforce reductions, extended furloughs, and other cost saving actions detailed above will better align its cost structure with the conditions of the travel industry today.

The Company recorded a charge of $8.6 million in the second quarter related to this business alignment. Hudson expects the reduction in force to reduce personnel expenses by approximately $140 to $160 million on an annualized basis.

“The COVID-19 pandemic has had an unprecedented impact on world travel, and a corresponding impact on our travel retail business. While we took proactive and targeted actions beginning in March to significantly reduce expenses across the Company, we determined that more structural and wide-ranging actions were necessary. Our reduction in force is a difficult but essential step in ensuring the long-term success of our business,” stated Roger Fordyce, CEO of Hudson. “I would like to express my heartfelt appreciation to those team members impacted by this decision for their service to Hudson. The Company we are today would not be possible without the contributions and dedication of these individuals and they will always be a part of our storied history.”

Hudson believes that based on the actions outlined above, along with its existing cash balances, operating cash flows and long-term financing arrangements with the Dufry AG Group, its controlling shareholder, the Company has adequate funds to support its revised operating plan, make necessary capital expenditures and fulfill debt service requirements for the foreseeable future.

Ongoing Strategic Initiatives
While business recovery is paramount, the Company’s strategy remains intact to serve as the all-encompassing travel partner, focusing on its four key pillars: travel convenience, specialty retail, duty free, and food and beverage.

To adapt to new traveler expectations in the COVID-19 environment, Hudson continues to further evolve its digital footprint with contactless shopping experiences, and provide 24/7 access to health and safety supplies. Below is an update on several recently announced strategic initiatives:

o
PPE Vending Machines and Proprietary PPE Line – Hudson has begun to roll out PPE Vending Machines in airports across North America, featuring proprietary health and safety offerings as well as electronic essentials. The “Traveler’s Best” PPE line can also be found in Hudson’s travel convenience stores.
o
Sunglass Hut Boutiques – Partnering with Luxottica Group, a leader in premium eyewear, Hudson will begin opening Sunglass Hut shop-in-shops within its travel convenience stores, featuring the Ray-Ban and Oakley brands. The first ten shops will be opened in early August, with a phased opening approach continuing into 2022 for up to 250 shop-in-shops.
o
Expanded Grab & Go Offerings – Hudson is expanding its Grab & Go offerings to meet the needs of travelers who have fewer food and beverage options both in airports and on planes.
o
Self-Checkout – Hudson is continuing to expand self-checkout capabilities in a number of its stores to minimize contact and speed checkout.

Mr. Fordyce concluded, “Over the past few months, we’ve taken strategic, ongoing actions to prioritize the health and safety of our team members and customers, maximize operational efficiency, and conserve cash, all of which we believe will allow Hudson to successfully navigate the short-term and long-term effects of this pandemic and execute a successful business recovery. In spite of the challenges faced, our Hudson team has continued to be the Traveler’s Best Friend for the travelers and essential personnel still present in our locations, and we are extremely grateful for their service and dedication. While acknowledging the uncertain environment, we believe the strength and experience of our team combined with the resiliency of our business model, position us well for the eventual rebound of travel.”

Second Quarter 2020 Financial Statement Impacts Related to COVID-19
The effects of COVID-19 resulted in the following significant financial statement impacts during the second quarter:
●
Recorded $42.6 million of rent waivers as a result of rent payment waivers received from numerous landlords.
●
Recorded $8.6 million of restructuring expense related to the reduction in force.
●
Recorded $4.5 million in employee retention credits from the U.S. Government (Coronavirus Aid, Relief, and Economic Security “CARES” Act) and subsidies from the Canadian Government (Canada Emergency Wage Subsidy “CEWS” program), both of which offset wage expense for team members impacted by COVID-19 and the Company’s benefit costs for furloughed team members.
●
Recorded non-cash impairments of $6.0 million to property, plant and equipment and $3.7 million to right-of-use assets.

Second Quarter 2020 Review (all metrics compared to the 2019 second quarter, unless otherwise noted)
Income Statement
●
Turnover decreased by 87.9% to $61.7 million, due to the impact of COVID-19 and the resulting reduction in travel and store closures.
o
Net sales declined by 88.4% to $57.7 million.
o
Organic net sales, which is a combination of like-for-like net sales and net new business and expansions, declined by 88.5% to $57.3 million.
o
Like-for-like sales decreased by 82.0% (81.9% in constant currency) to $53.1 million.
●
Gross profit decreased by $289.5 million or 88.4% to $38.0 million, reflecting the reduction in sales. Gross margin decreased to 61.6% from 64.2% in the prior year period, primarily due to higher promotional activity on luxury merchandise.
●
Lease expenses decreased by $69.1 million, resulting in lease income for the quarter of $32.2 million, reflecting lower variable rent based on the decline in sales, and rent waivers of $42.6 million received from numerous airports and commuter terminals. As the COVID-19 pandemic continues to impact customer traffic and sales, we continue to negotiate new and extended rent relief with our landlords.
●
Personnel expenses decreased by $66.6 million or 61.3% to $42.0 million, primarily driven by the expense reduction actions taken in response to the COVID-19 pandemic and $4.5 million in employee retention credits from the U.S. CARES Act and subsidies from the Canadian CEWS program. Personnel expenses also included $8.6 million of restructuring expense due to the reduction in force. Personnel expenses as a percentage of turnover increased to 68.1% from 21.3%, due to the significantly lower sales volume.
●
Other expenses decreased by $22.1 million or 52.5% to $20.0 million, primarily related to a reduction in variable selling expenses due to the sales decline and our expense management initiatives. As a percentage of turnover, other expenses were 32.4%, compared to 8.3% in the prior year period, due to the significantly lower sales volume.
●
Other income, which had previously been included in Other Expenses, decreased by $1.4 million to $2.0 million. This line item consists of sales related income, franchise and management fee income, and other operational income.
●
Adjusted EBITDA decreased by $132.3 million to $(61.7) million.
●
Depreciation, amortization and impairment increased by $8.8 million to $98.2 million. The increase was primarily due to a non-cash charge of $9.7 million related to impairments to property, plant and equipment and right-of-use assets, reflecting a reduction in forecasted cash flow due to the impact of COVID-19.
●
Operating profit (loss) was a loss of $88.0 million compared to a profit of $53.9 million.
●
Reported net profit (loss) to equity holders of the parent was a loss of $79.0 million compared to a profit of $12.8 million, and reported diluted earnings per share was a loss per share of $0.85 compared to a profit per share of $0.14.
●
Adjusted net profit (loss) attributable to equity holders of the parent was a loss of $59.0 million compared to a profit of $20.6 million, while adjusted diluted loss per share was $0.63 compared to a profit per share of $0.22 in the prior year quarter.

Balance Sheet and Cash Flow
●
Cash flows from operating activities for the six months ended June 30, 2020 were $13.9 million compared to $274.6 million in the prior year period. The decrease is primarily due to the decline in operating performance related to COVID-19 and the timing of cash payments for accounts payable and other liabilities.
●
At June 30, 2020, the Company’s adjusted net debt (total borrowings excluding lease obligations minus cash) was $340.1 million, compared to $315.4 million at March 31, 2020.
●
Hudson reduced its cash usage to $21.1 million in the second quarter of 2020 from $92.4 million in the first quarter of 2020, driven by the Company’s cost reduction initiatives and rent deferrals.
●
Capital expenditures in the first half of 2020 were $27.2 million compared to $35.2 million in the prior year period.

Operational Update
Hudson has 1,010 stores across 87 locations in North America.

Earnings Conference Call Information
Hudson will host a conference call to review its second quarter 2020 financial performance today, August 3, at 10:00 a.m. ET. Participants can pre-register for the call at the following link: http://dpregister.com/10145976.

The conference call also will be available in live, listen-only mode using the following link:
https://services.choruscall.com/links/hson200803.html

To participate in the live call, interested parties may dial 1-833-255-2832 (toll free) or 1-412-902-6725.

A replay of the call will be available for three months following the call at https://services.choruscall.com/links/hson200803.html.

Website Information
We routinely post important information for investors on the Investor Relations section of our website, investors.hudsongroup.com. We intend to use this website as a means of disclosing material information. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, SEC filings, public conference calls, presentations and webcasts. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this document.

Non-IFRS and Other Measures
Adjusted EBITDA is a non-IFRS measure and is not a uniformly or legally defined financial measure. Adjusted EBITDA is not a substitute for IFRS measures in assessing our overall financial performance. Because adjusted EBITDA is not determined in accordance with IFRS, and is susceptible to varying calculations, adjusted EBITDA may not be comparable to other similarly titled measures presented by other companies. We believe that adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe adjusted EBITDA is useful to investors as a measure of comparative operating performance from period to period as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our capital structure (primarily interest expense), asset base (depreciation and amortization), charges related to right of use assets, and non-recurring transactions, impairments of financial assets and changes in provisions (primarily relating to costs associated with the closing or restructuring of our operations). Our management also uses adjusted EBITDA for planning purposes, including financial projections. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB. A reconciliation of adjusted EBITDA to net profit is provided in the attached schedules.

Adjusted net profit (loss) attributable to equity holders of parent is a non-IFRS measure. We define adjusted net profit (loss) attributable to equity holders of parent as net profit attributable to equity holders of parent adjusted for the items set forth in the table below. Adjusted net profit (loss) attributable to equity holders of parent is a non-IFRS measure and is not a uniformly or legally defined financial measure. Adjusted net profit (loss) attributable to equity holders of parent is not a substitute for IFRS measures in assessing our overall operating performance. Because adjusted net profit (loss) attributable to equity holders of parent is not determined in accordance with IFRS, and is susceptible to varying calculations, adjusted net profit (loss) attributable to equity holders of parent may not be comparable to other similarly titled measures presented by other companies. Adjusted net profit (loss) attributable to equity holders of parent is included in this press release because it is a measure of our operating performance and we believe that adjusted net profit attributable to equity holders of parent is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe adjusted net profit (loss) attributable to equity holders of parent is useful to investors as a measure of comparative operating performance from period to period as it removes the effects of purchase accounting for acquired intangible assets (primarily concessions), non-recurring transactions, impairments of assets, one-off tax items, changes in provisions (primarily relating to costs associated with the closing or restructuring of our operations), and tax adjustments where applicable. Management does not consider such costs for the purpose of evaluating the performance of the business and as a result uses adjusted net profit (loss) attributable to equity holders of parent for planning purposes. Adjusted net profit (loss) attributable to equity holders of parent has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB. A reconciliation of adjusted net profit (loss) attributable to equity holders of parent to net profit attributable to equity holders of parent is provided in the attached schedules.

Organic net sales growth represents the combination of growth in aggregate monthly sales from (i) like-for-like net sales growth and (ii) net new business and expansions. Like-for-like growth represents the growth in aggregate monthly net sales in the applicable period at stores that have been operating for at least 12 months. Like-for-like growth excludes growth attributable to (i) net new business and expansions until such stores have been part of our business for at least 12 months and (ii) acquired stores until such stores have been part of our business for at least 12 months. Net new business and expansions consists of growth from (i) changes in the total number of our stores (other than acquired stores), (ii) changes in the retail space of our existing stores and (iii) modification of store retail concepts through rebranding. Net new business and expansions excludes growth attributable to acquired stores until such stores have been part of our business for at least 12 months. Like-for-like growth in constant currency is calculated by keeping exchange rates constant for each month being compared from period to period. We believe that the presentation of like-for-like growth in constant currency basis assists investors in comparing period to period operating results as it removes the effect of fluctuations in foreign exchange rates.

About Hudson
Hudson, a Dufry Company, is a travel experience company turning the world of travel into a world of opportunity by being the Traveler’s Best Friend in more than 1,000 stores in airport, commuter hub, landmark, and tourist locations. Our team members care for travelers as friends at our travel convenience, specialty retail, duty free and food and beverage destinations. At the intersection of travel and retail, we partner with landlords and vendors, and take innovative, commercial approaches to deliver exceptional value. To learn more about how we can make your location a travel destination, please visit us at hudsongroup.com.

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (Reform Act). Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs, the effects of the novel coronavirus (COVID-19) on the demand for air and other travel, our supply chain, as well as the impact on our business, financial condition and results of operations and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward looking statements contained in this press release. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in subsequent periods. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this press release, or that may impact our business and results more generally, include, but are not limited to, the risks described under “Item 3. Key Information—D. Risk factors” of our Annual Report on Form 20-F for the year ended December 31, 2019 which may be accessed through the SEC’s website at https://www.sec.gov/edgar. You should read these risk factors before making an investment in our shares.

For further information, please contact:

Investor/Media Contact
Cindi Buckwalter
VP of Investor Relations & Corporate Communications
investorrelations@hudsongroup.com
communications@hudsongroup.com

INTERIM CONSOLIDATED	Table 1
INCOME
STATEMENT

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020 (UNAUDITED)

	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
IN MILLIONS OF USD (EXCEPT PER SHARE DATA)	6/30/2020	6/30/2019 (1)	6/30/2020	6/30/2019 (1)
Turnover	61.7	509.9	403.2	954.9
Cost of sales	(23.7)	(182.4)	(151.9)	(343.6)
Gross profit	38.0	327.5	251.3	611.3
Lease (expenses) income	32.2	(36.9)	18.7	(64.6)
Personnel expenses	(42.0)	(108.6)	(138.7)	(223.6)
Other expenses	(20.0)	(42.1)	(57.3)	(82.2)
Other income (2)	2.0	3.4	4.5	6.1
Depreciation, amortization and impairment	(98.2)	(89.4)	(242.8)	(178.0)
Operating profit (loss) (EBIT)	(88.0)	53.9	(164.3)	69.0
Finance income	0.1	1.3	1.1	2.4
Finance expenses	(22.5)	(21.1)	(44.8)	(43.0)
Foreign exchange gain (loss)	(0.1)	(0.3)	(0.1)	-
Profit (loss) before taxes (EBT)	(110.5)	33.8	(208.1)	28.4
Income tax benefit (expense)	22.5	(9.9)	41.4	(4.5)
Net profit (loss)	(88.0)	23.9	(166.7)	23.9

NET PROFIT (LOSS) ATTRIBUTABLE TO
Equity holders of the parent	(79.0)	12.8	(156.2)	7.0
Non-controlling interests	(9.0)	11.1	(10.5)	16.9

EARNINGS (LOSS) PER SHARE
Basic	(0.85)	0.14	(1.69)	0.08
Diluted	(0.85)	0.14	(1.69)	0.08
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000's)
Basic	92,438	92,374	92,416	92,392
Diluted	93,056	92,782	93,034	92,800

(1)
The amounts presented for the three and six month periods ended June 30, 2019 differ from the information reported in the interim consolidated financial statements for the three and six month periods ended June 30, 2019 due to correction of an error identified in the accounting adopted on transition to IFRS 16 Leases. For details, please refer to the Company's interim consolidated financial statements for the nine months ended September 30, 2019 (note 2.2)

(2)	The 2019 amounts were presented in Other expenses.

INTERIM CONSOLIDATED	Table 2
STATEMENT OF
FINANCIAL POSITION

AT JUNE 30, 2020 (UNAUDITED)

	JUNE 30,	DECEMBER 31,
IN MILLIONS OF USD	2020	2019
ASSETS
Property, plant and equipment	200.7	227.3
Right of use assets	1,266.4	1,330.2
Intangible assets	258.4	283.9
Goodwill	262.7	324.7
Investments in associates	6.0	6.5
Deferred tax assets	113.9	79.9
Other non-current assets	30.1	33.9
Non-current assets	2,138.2	2,286.4
Inventories	167.0	185.2
Trade receivables	1.5	0.5
Other accounts receivable	50.2	54.0
Income tax receivables	9.0	2.7
Cash and cash equivalents	204.5	318.0
Current assets	432.2	560.4
Total assets	2,570.4	2,846.8
LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent	402.8	579.6
Non-controlling interests	59.3	79.2
Total equity	462.1	658.8
Borrowings	500.5	503.1
Lease obligations	1,047.4	1,098.1
Deferred tax liabilities	36.1	38.4
Post-employment benefit obligations	1.6	1.5
Other non-current liabilities	0.5	0.7
Non-current liabilities	1,586.1	1,641.8
Trade payables	90.5	124.6
Borrowings	44.1	45.9
Lease obligations	258.9	245.8
Income tax payables	0.6	1.4
Other liabilities	128.1	128.5
Current liabilities	522.2	546.2

Total liabilities	2,108.3	2,188.0
Total liabilities and shareholders’ equity	2,570.4	2,846.8

INTERIM CONSOLIDATED	Table 3
STATEMENT OF
CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 (UNAUDITED)

	SIX MONTHS ENDED	SIX MONTHS ENDED
IN MILLIONS OF USD	6/30/2020	6/30/2019(1)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) before taxes (EBT)	(208.1)	28.4
ADJUSTMENTS FOR
Depreciation, amortization and impairment	242.8	178.0
Loss (gain) on sale of non-current assets	1.1	0.2
Increase (decrease) in allowances and provisions	8.0	4.4
Loss (gain) on foreign exchange differences	0.1	-
Rent waivers	(40.6)	-
Other non-cash items	0.3	2.7
Finance income	(1.1)	(2.4)
Finance expenses	44.8	43.0
Cash flows before working capital changes	47.3	254.3
Decrease (increase) in trade and other accounts receivable	0.7	(10.0)
Decrease (increase) in inventories	7.7	(2.5)
Increase (decrease) in trade and other accounts payable	(40.9)	41.1
Cash generated from operations	14.8	282.9
Income taxes paid	(0.9)	(8.3)
Net cash flows from operating activities	13.9	274.6
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(24.4)	(32.8)
Purchase of intangible assets	(2.8)	(2.4)
Contributions to associates	-	(2.1)
Proceeds from sale of property, plant and equipment	-	0.4
Interest received	0.4	1.0
Repayments of loans receivable from non-controlling interest holders	-	0.3
Sublease receivable payments	1.4	1.3
Business combinations, net of cash	(0.2)	-
Net cash flows used in investing activities	(25.6)	(34.3)
CASH FLOWS FROM FINANCING ACTIVITIES
Lease payments	(87.6)	(148.5)
Dividends paid to non-controlling interests	(9.8)	(15.0)
Purchase of treasury shares	(2.3)	(2.7)
Contributions from / (purchase of) non-controlling interests	-	0.4
Interest paid	(0.4)	(7.6)
Net cash flows (used in) financing activities	(100.1)	(173.4)
Currency translation on cash	(1.7)	1.4
Increase / (decrease) in cash and cash equivalents	(113.5)	68.3

CASH AND CASH EQUIVALENTS AT THE
– beginning of the period	318.0	234.2
– end of the period	204.5	302.5

(1)
The amounts presented for the six month period ended June 30, 2019 differ from the information reported in the interim consolidated financial statements for the six month period ended June 30, 2019 due to correction of an error identified in the accounting adopted on transition to IFRS 16 Leases. For details, please refer to the Company's interim consolidated financial statements for the nine months ended September 30, 2019 (note 2.2)

NON-IFRS RECONCILIATIONS

NET PROFIT (LOSS) TO ADJUSTED EBITDA	Table 4
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
IN MILLIONS OF USD	6/30/2020	6/30/2019 (3)	6/30/2020	6/30/2019 (3)
Net profit (loss)	(88.0)	23.9	(166.7)	23.9
Income tax expense (benefit)	(22.5)	9.9	(41.4)	4.5
Profit (loss) before taxes (EBT)	(110.5)	33.8	(208.1)	28.4
Finance income	(0.1)	(1.3)	(1.1)	(2.4)
Finance expenses	22.5	21.1	44.8	43.0
Foreign exchange gain (loss)	0.1	0.3	0.1	-
Operating profit (loss) (EBIT)	(88.0)	53.9	(164.3)	69.0
Depreciation, amortization and impairment	98.2	89.4	242.8	178.0
Charge related to capitalized right of use assets (1)	(79.3)	(73.2)	(153.4)	(147.2)
Other operational charges (2)	7.4	0.5	7.8	8.5
Adjusted EBITDA	(61.7)	70.6	(67.1)	108.3

(1)
Represents lease payments, rent waiver income and deferrals that would have been expensed, but for the adoption of IFRS 16 related to capitalized right of use assets and payments received for capitalized sublease receivables.

(2)
For the quarter ended June 30, 2020, other operational charges consisted of $8.6 million of employee separation restructuring expenses, partially offset by net other operational income of $1.2 million from one-time items and other charges/income that are not reflective of our ongoing financial and business performance.
For the quarter ended June 30, 2019, other operational charges consisted of $0.5 million of generally non-recurring items.
For the six months ended June 30, 2020, other operational charges consisted of $8.6 million of employee separation restructuring expenses, partially offset by net other operational income of $0.8 million from one-time items and other charges/income that are not reflective of our ongoing financial and business performance.
For the six months ended June 30, 2019, other operational charges consisted of $8.1 million of primarily executive separation expense and $0.4 million of other generally non-recurring items.

(3)
The amounts presented for the three and six month periods ended June 30, 2019 differ from the information reported in the interim consolidated financial statements for the three and six month periods ended June 30, 2019 due to correction of an error identified in the accounting adopted on transition to IFRS 16 Leases. For details, please refer to the Company's interim consolidated financial statements for the nine months ended September 30, 2019 (note 2.2)

NET PROFIT (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT TO	Table 5
ADJUSTED NET PROFIT (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
IN MILLIONS OF USD (EXCEPT PER SHARE DATA)	6/30/2020	6/30/2019 (4)	6/30/2020	6/30/2019 (4)
Net profit (loss) attributable to equity holders of the parent	(79.0)	12.8	(156.2)	7.0
Amortization related to acquisitions (1)	10.2	9.5	19.6	19.0
Impairment of assets	9.7	0.7	62.0	0.9
Other operational charges (2)	7.4	0.5	7.8	8.5
Income tax adjustment and one-off income tax items (3)	(7.3)	(2.9)	(18.0)	(6.1)
Adjusted net profit (loss) attributable to equity holders of the parent	(59.0)	20.6	(84.8)	29.3
Diluted earnings / (loss) per share	(0.85)	0.14	(1.69)	0.08
Adjusted diluted earnings (loss) per share to equity holders of the parent	(0.63)	0.22	(0.91)	0.32
Weighted average number of shares outstanding (000's)	93,056	92,782	93,034	92,800

(1)
Although the values assigned to the concession rights during the purchase price allocation are fair values, we believe that their additional amortization doesn't allow a fair comparison with our existing business previous to the business combination, as the costs of the intangible assets have been incurred.

(2)
For the quarter ended June 30, 2020, other operational charges consisted of $8.6 million of employee separation restructuring expenses, partially offset by net other operational income of $1.2 million from one-time items and other charges/income that are not reflective of our ongoing financial and business performance.
For the quarter ended June 30, 2019, other operational charges consisted of $0.5 million of generally non-recurring items.
For the six months ended June 30, 2020, other operational charges consisted of $8.6 million of employee separation restructuring expenses, partially offset by net other operational income of $0.8 million from one-time items and other charges/income that are not reflective of our ongoing financial and business performance.
For the six months ended June 30, 2019, other operational charges consisted of $8.1 million of primarily executive separation expense and $0.4 million of other generally non-recurring items.

(3)	This line item includes the following:

	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
	6/30/2020	6/30/2019	6/30/2020	6/30/2019
One-off non-cash change in valuation of deferred tax assets	-	(0.1)	-	(0.1)
Income tax adjustment amortization and impairment	(5.3)	(2.7)	(15.9)	(5.3)
Income tax adjustment other operational charges	(2.0)	(0.1)	(2.1)	(0.7)

(4)
The amounts presented for the three and six month periods ended June 30, 2019 differ from the information reported in the interim consolidated financial statements for the three and six month periods ended June 30, 2019 due to correction of an error identified in the accounting adopted on transition to IFRS 16 Leases. For details, please refer to the Company's interim consolidated financial statements for the nine months ended September 30, 2019 (note 2.2)